UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Explanatory Note

Kamada Ltd. is filing this Amendment No. 1 to amend its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 24, 2023 (the “Original Report”). On May 24, 2023, the Company announced that it entered into a share purchase agreement with FIMI Opportunity Funds (collectively, “FIMI”), the leading private equity firm in Israel, pursuant to which FIMI agreed to purchase $60 million of the Company’s ordinary shares in a private placement, subject to the terms and conditions set forth therein. A copy of the press release announcing the transaction was filed as Exhibit 99.1 to the Original Report. This Amendment No. 1 is being filed solely for the purpose of furnishing the following exhibits, which were inadvertently not previously filed as exhibits to the Original Report:

99.2	Share Purchase Agreement

99.3	Registration Rights Agreement

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

The following exhibits are attached:

99.2	Share Purchase Agreement

99.3	Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2023	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh Vice President General Counsel and Corporate Secretary

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